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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SHARPS COMPLIANCE CORP.
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

902958107
(CUSIP Number)

Darryl M. Burman, 1900 W. Loop South, Ste. 1100, Houston, Texas 77027
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications.

January 2, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902958107

CUSIP NO. 902958107	13D

1.	Name of Reporting Person S.S. or I.R.S. identification no. of above person: Burton J. Kunik, Social Security Number: ###-##-####

2.	Check the appropriate box if a member of a group*:	(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each Reporting Person with:
7.	Sole voting power: 2,608,667*
8.	Shared voting power: -0-
9.	Sole dispositive power: 2,608,667*
10.	Shared dispositive power: -0-

11.	Aggregate amount beneficially owned by each Reporting Person: 2,608,667*

12.	Check box if the aggregate amount in row (11) excludes certain shares*
☐

13.	Percent of class represented by amount in row (11): 26.5* of Common Stock

14.	Type of Reporting Person: IN

*
Based on the Reporting Person's current ownership of 2,572,000 shares of common stock, par value $.01 per share, of Sharps Compliance Corp., plus 36,667 fully vested options, but does not include 68,333 outstanding stock options which are not vested.

STATEMENT ON SCHEDULE 13D

Introductory Note: All information herein with respect to Sharps Compliance Corp. is to the best knowledge and belief of the Reporting Person, as defined herein.

Item 1. Security and Issuer.

        Common Stock, $.01 par value per share, of Sharps Compliance Corp. of which the President and Chief Executive Officer is Dr. Burton J. Kunik, 9350 Kirby Drive, Houston, Texas 77054.

Item 2. Identity and Background.

        This First Amended Statement on Schedule 13D is filed by Dr. Burton J. Kunik ("Kunik" and the "Reporting Person"). The address of the principal place of business for Dr. Kunik is 9350 Kirby Drive, Houston, Texas 77054. Dr. Kunik is a United States citizen. Dr. Kunik currently serves as the President and Chief Executive Officer of Sharps Compliance Corp. ("Sharps"). Dr. Kunik has not been during the last five years (i) convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State Securities Laws or findings with respect to any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person originally owned 3,000,000 shares of Sharps Compliance, Inc. On or about February 27, 1998, all of the stockholders of Sharps Compliance, Inc. exchanged their shares of common stock for shares of convertible preferred stock of the Issuer, and Sharps Compliance, Inc. became a wholly owned subsidiary of the Issuer (the "Reorganization"). The Issuer consummated the Reorganization and amended the Company's Certificate of Incorporation to (i) change its name to Sharps Compliance Corp., (ii) amend the Certificate to eliminate Article 10 relating to stockholder rights, (iii) effect a 1-for-5.032715 reverse stock split of the Issuer's common stock, and (iv) approve an amendment to the Company's 1993 Stock Plan. As a result of the reverse stock split, the Reporting Person owned 3,000,000 shares of common stock and subsequently disposed of 72,000 shares in March of 1999. Upon completion of the sale of 356,000 shares of common stock described in Section 4 below, the Reporting Person will own 2,572,000 shares of common stock of Sharps and is fully vested in 36,667 shares of stock options.

Item 4. Purpose of Transaction.

        The Reporting Person has entered into a privately negotiated transaction with other shareholders of Sharps for the sale of 356,000 shares of the common stock owned by the Reporting Person at varying sale prices of between $1.00 and $1.20 per share, for an aggregate consideration of $373,200. The shares were sold to New Century Equity Holdings, Michael Lawson, Philip C. Zerrillo, Daniel Zerrillo, John Dalton, Cheryl Ann Dalton and George W. Dorrance, and their respective shares purchased from the Reporting Person were 200,000, 50,000, 10,000, 1,000, 50,000, 20,000 and 25,000. New Century Equity Holdings, Philip C. Zerrillo and John Dalton are affiliates of the issuer. The Reporting Person will use the proceeds from the sale for his own purposes.

        Other than as described in this First Amended Statement on Schedule 13D, at the present time the Reporting Person has no specific plans or proposals which would relate to or result in:

          (a)  the acquisition by any person of additional securities of Sharps, or the disposition of securities of Sharps;

          (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sharps or any of its subsidiaries;

          (c)  a sale or transfer of a material amount of assets of Sharps or any of its subsidiaries;

          (d)  any change in the present Board of Directors or management of Sharps, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

          (e)  any material change in the present capitalization or dividend policy of Sharps;

          (f)    any other material change in Sharps's business or corporate structure;

          (g)  changes in Sharps's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sharps by any person;

          (h)  causing a class of securities of Sharps to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i)    a class of equity securities of Sharps becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)    any actions similar to those enumerated above.

        The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change his intentions regarding, any or all of the foregoing.

        Dr. Kunik may, from time to time, discuss with management and other shareholders of Sharps and other parties methods by which Sharps can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of Sharps' operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Person decides to pursue any of the methods for preserving and increasing the value of Sharps described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

        As set forth in this First Amended Schedule 13D, Dr. Kunik currently owns 2,572,000 shares of common stock of Sharps. The 2,572,000 shares of common stock of Sharps represents 26.2% of the outstanding common stock (based on the number of shares of common stock outstanding as of December 31, 2002, as represented by Sharps). Additionally, as of December 31, 2002, Reporting Person was granted 105,000 stock options to acquire shares of common stock, of which 36, 667 of such options are fully vested as of the date hereof and may be acquired by the Reporting Person at any time. Dr. Kunik is the beneficial owner of 2,608,667 shares of common stock which represents 26.5% of the outstanding common stock and has the sole voting and dispositive power over such shares.

        Other than the transactions described in Item 3 and this Item 5, the Reporting Person has not effected any transactions in the Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On or about January 29, 1998, the Reporting Person entered into an Employment Agreement with Sharps Compliance, Inc., and entered into subsequent amendments in April and May of 1998 amending certain terms of the original Employment Agreement. In November of 2000 the Reporting Person entered into an additional Employment Agreement with Sharps effective January 1, 2001 on substantially the same terms as contained in the original Employment Agreement. On or about December 11, 2002, Kunik entered into a new Employment Agreement on substantially the same terms as his previous agreement, except that his compensation was raised from $180,000 to $200,000, he is entitled to receive a mandatory bonus of $80,000 payable in one lump sum, he shall be entitled to receive 250,000 stock options to be granted in accordance with those terms and conditions as determined by the Compensation Committee and in accordance with the Sharps Compliance Corp. 1993 Stock Option Plan and he shall be entitled to 3 weeks paid vacation per calendar year, an increase of one additional week.

Item 7. Material to Be Filed as Exhibits.

        (a)  Employment Agreement

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2003 Date	/s/ BURTON J. KUNIK Name: Burton J. Kunik

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STATEMENT ON SCHEDULE 13D